Sono Group N.V.
Waldmeisterstraße 76
80935 Munich
Germany

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549-6010

November 12, 2021

Attention:	Geoff Kruczek Asia Timmons-Pierce Andi Carpenter Anne McConnell

Re:	Sono Group N.V. Registration Statement on Form F-1 File No. 333-260432

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-260432) (the “Registration Statement”) of Sono Group N.V. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on November 16, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Sullivan & Cromwell LLP, by calling Krystian Czerniecki at +49 (69) 4272-5525 or Clemens Rechberger at +49 (69) 4272-5514.

[signature page follows]

Thank you for your assistance in this matter.

Very truly yours,

Sono Group N.V.

By:	/s/ Laurin Hahn
	Name:	Laurin Hahn
	Title:	Chief Executive Officer and Member of the Management Board

By:	/s/ Jona Christians
	Name:	Jona Christians
	Title:	Chief Executive Officer and Member of the Management Board

cc:	Torsten Kiedel Thomas Hausch Markus Volmer (Sono Group N.V.)

Krystian Czerniecki
Clemens Rechberger

(Sullivan & Cromwell LLP)

Paul van der Bijl
(NautaDutilh N.V.)

James McDonald
(Skadden, Arps, Slate, Meagher & Flom (UK) LLP)

Andrea Nicolas
(Skadden, Arps, Slate, Meagher & Flom LLP)